Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

9 January 2014

PRIMA BIOMED CEO MATTHEW LEHMAN TO BE INTERVIEWED ON CLEAR

CHANNEL BUSINESS TALK RADIO DFW 1190AM

Mr. Lehman to be Interviewed Live on The Traders Network Radio Show by

Host Michael Yorba

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”), a leader in developing personalized immunocellular therapies for the treatment of cancer, announced today that CEO Matthew Lehman will be interviewed live by host Michael Yorba on Clear Channel Business Talk Radio’s The Traders Network.

The interview will air on Thursday, January 9, 2014, at 2:15pm U.S. Central Standard Time / 12:15pm Pacific Standard Time / 3:15pm Eastern Standard Time.

This corresponds to Friday, January 10th at 7:15am in Sydney, Australia.

Listeners interested in learning more about Prima BioMed’s business and development of CVac™, a product in clinical trials for the treatment of ovarian cancer, can tune in and listen live via Clear Channel’s iHeart Radio stream.

Live Interview via iHeart Radio Stream: http://www.iheart.com/live/4276/?autoplay=true

Date: January 9, 2014

Time: 2:15pm CST | 12:15pm PST | 3:15pm EST (U.S.)

Network: Clear Channel

Station: DFW 1190AM

Host: Michael Yorba

About Clear Channel: Clear Channel Media and Entertainment’s more than 840 radio stations offer programming nationwide. Individual station brands connect with diverse audiences in local markets across the country. DFW1190AM.com Dallas-Ft. Worth. www.clearchannel.com.

About Michael Yorba: Michael Yorba is the featured host of Clear Channels DFW 1190AM in Dallas-Ft. Worth, TX. For the past six years he has been integrally involved with the media industry in various capacities including building an IPTV Network, developing, producing and hosting a daily one hour talk show called Commodity Classics, and then later The Traders Network, defined as an audience empowered interactive financial program that has been broadcast live on Internet, television and radio. His focus has been on derivative portfolio analysis for individual and corporate clients through the use of futures and futures options, managed funds, and Forex. www.yorbamedia.com.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

About Prima BioMed: Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au.

For further information please contact:

Company Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Press/Media:

Matthew Bird, President

MUNCmedia Public Relations

+1 (917) 409-8211; matt.bird@muncmedia.com; www.muncmedia.com

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889